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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

eSoft, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to purchase Common Stock, par value $0.01 per share, with an exercise price greater than or equal to $2.50 per share
(Title of Class of Securities)

296904105
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Copies to:

Amy Beth Hansman Vice President, Finance eSoft, Inc. 295 Interlocken Boulevard, #500 Broomfield, Colorado 80021 (303) 444-1600	James C. T. Linfield, Esq. Brent D. Fassett, Esq. Cooley Godward LLP 380 Interlocken Crescent, Suite 900 Broomfield, Colorado 80021 (720) 566-4000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$1,851,462.28	$370.29

    *   Calculated solely for purposes of determining the filing fee. This amount is calculated on the basis of $0.97, the average of the high and low sales price of eSoft's Common Stock on December 3, 2001, as reported on the Nasdaq SmallCap Market, and assumes that options to purchase 1,908,724 shares of eSoft's Common Stock will be exchanged and/or cancelled pursuant to this Offer. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

/ /  Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing party: Not applicable Date filed: Not applicable

/ /  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    / /  third party tender offer subject to Rule 14d-1.

    /x/  issuer tender offer subject to Rule 13e-4.

    / /  going-private transaction subject to Rule 13e-3.

    / /  amendment to Schedule 13D under Rule 13d-2.

Check the Following box if the filing is a final amendment reporting the results of the tender offer.  / /

Item 1. Summary of Terms.

    The information set forth under "Summary Term Sheet" (the "Summary Term Sheet") in the Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 6, 2001 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

    (a) Name and Address. The name of the issuer is eSoft, Inc., a Delaware Corporation (the "Company"), and the address and telephone number of its principal executive offices are 295 Interlocken Boulevard, #500, Broomfield, Colorado 80021, (303) 444-1600. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

    (b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange options to purchase shares of the Company's common stock, par value $0.01 per share (the "Common Stock"), outstanding under the Company's Equity Compensation Plan (the "Replacement Grant Plan") with an exercise price equal to or greater than $2.50 per share of Common Stock (the "Eligible Option Grants"), for replacement options (the "Replacement Options") to purchase shares of the Common Stock to be granted under the Replacement Grant Plan, on the terms and subject to the conditions set forth in the Offer to Exchange. The number of shares of Common Stock subject to the Replacement Options will be equal to the number of shares of Common Stock subject to the Eligible Option Grants that are accepted for exchange and cancelled. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

    (c) Trading Market and Price. The information set forth in Section 7 ("Price Range of Common Stock") of the Offer to Exchange is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

    (a) Name and Address. The information set forth in Item 2(a) above is incorporated herein by reference.

Item 4. Terms of the Transaction.

    (a) Material Terms. The information set forth in the Summary Term Sheet and in Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options"), Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of the Offer; Termination; Amendment") of the Offer to Exchange is incorporated herein by reference.

    (b) Purchases. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

    (e) Agreements Involving the Subject Company's Securities. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 9

("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

    (a) Purposes. The information set forth in the Summary Term Sheet and in Section 2 ("Purpose of the Offer") of the Offer to Exchange is incorporated herein by reference.

    (b) Use of Securities Acquired. The information set forth in Section 5 ("Acceptance of Eligible Option Grants for Exchange and Cancellation and Issuance of Replacement Options") and Section 10 ("Status of Eligible Option Grants Acquired by us in the Offer") of the Offer to Exchange is incorporated herein by reference.

    (c) Plans. The information set forth in Section 2 ("Purpose of the Offer") and Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

    (a) Source of Funds. The information set forth in Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") of the Offer to Exchange is incorporated herein by reference.

    (b) Conditions. The information set forth in Section 6 ("Conditions of the Offer") of the Offer to Exchange under is incorporated herein by reference.

    (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

    (a) Securities Ownership. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

    (b) Securities Transactions. The information set forth in Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Eligible Option Grants") of the Offer to Exchange is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

    (a) Solicitation or Recommendations. The information set forth in Section 14 ("Fees and Expenses") of the Offer to Exchange is incorporated herein by reference.

Item 10. Financial Statements.

    (a) Financial Information. The information set forth in Section 15 ("Information About Us") of the Offer to Exchange is incorporated herein by reference.

    (b) Pro Forma Financial Information. Not applicable.

Item 11. Additional Information.

    (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in Section 11 ("Legal Matters; Regulatory Approvals") of the Offer to Exchange is incorporated herein by reference.

    (b) Other Material Information. Not applicable.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 6, 2001.
(a)(1)(B)	Election Form.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Confirmation of Receipt of Election Form.
(a)(1)E)	Confirmation of Receipt of Notice of Withdrawal.
(a)(1)(F)	Reminder of Expiration Date.
(a)(1)(G)	Cover Letter dated December 6, 2001, from Human Resources to holders of Eligible Option Grants.
(b)	Not applicable.
(d)(1)
eSoft, Inc. Equity Compensation Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-91163), originally filed on November 17, 1999, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

  (a)
  Not applicable.

SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

eSoft, Inc.

/s/ Amy Beth Hansman Amy Beth Hansman Vice President, Finance

Date: December 6, 2001

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Exchange Outstanding Options to Purchase Common Stock, dated December 6, 2001.
(a)(1)(B)	Election Form.
(a)(1)(C)	Notice of Withdrawal.
(a)(1)(D)	Confirmation of Receipt of Election Form.
(a)(1)(E)	Confirmation of Receipt of Notice of Withdrawal.
(a)(1)(F)	Reminder of Expiration Date.
(a)(1)(G)	Cover Letter dated December 6, 2001 from Human Resources to holders of Eligible Option Grants.
(b)	Not applicable.
(d)(1)
eSoft, Inc. Equity Compensation Plan. Filed as an exhibit to the Company's Registration Statement on Form S-8 (Registration No. 333-91163), originally filed on November 17, 1999, and incorporated herein by reference.
(g)	Not applicable.
(h)	Not applicable.

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SIGNATURE
INDEX TO EXHIBITS